Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-255446

XCEL ENERGY INC.

(a Minnesota corporation)

$700,000,000 4.60% SENIOR NOTES, SERIES DUE JUNE 1, 2032

Issuer:	Xcel Energy Inc. (a Minnesota corporation)
Issue Format:	SEC Registered
Expected Ratings*:	Baa1/BBB+/BBB+ (Stable/Stable/Stable) (Moody’s/S&P/Fitch)
Security Type:	Senior Notes
Pricing Date:	May 3, 2022
Settlement Date:	May 6, 2022 (T+3)
Principal Amount:	$700,000,000
Maturity Date:	June 1, 2032
Interest Payment Dates:	Semi-annually on June 1 and December 1, beginning on December 1, 2022
Reference Benchmark Treasury:	1.875% due February 15, 2032
Benchmark Treasury Price:	91-01+
Benchmark Treasury Yield:	2.934%
Spread to Benchmark Treasury:	+167 bps
Yield to Maturity:	4.604%
Coupon:	4.60%
Price to the Public:	99.964% of the principal amount
Net Proceeds to Issuer:	$695,198,000 (after deducting the underwriting discount but before transaction expenses)
Make-Whole Call:	Prior to December 1, 2031 (the par call date), T+30 bps (calculated to the par call date)
Par Call:	On or after December 1, 2031, at par
CUSIP/ISIN:	98388M AD9 / US98388MAD92
Minimum Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Joint Book-Running Managers:	Barclays Capital Inc. Morgan Stanley & Co. LLC RBC Capital Markets, LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC BMO Capital Markets Corp.
Co-Manager:	AmeriVet Securities, Inc.

*Note:	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, RBC Capital Markets, LLC toll-free at 1-866-375-6829, U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.